

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

May 23, 2008

Bradley S. Forsyth
Senior Vice President and Chief Financial Officer
Willis Lease Finance Corporation
773 San Marin Drive, Suite 2215
Novato, California 91998

> **RE: Willis Lease Finance Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **File No. 1-15369**

Dear Mr. Forsyth:

We have reviewed your letter dated May 9, 2008 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Financial Statements

(4) – Note Payable, page 43

2. We have read your response to comment seven from our letter dated April 25, 2008. It is not clear how you determined that there is no difference in the

accounting treatment whether the change in terms is accounted for as a modification or as an extinguishment. Please provide us with a comprehensive analysis to show your consideration of EITF 96-19 in determining the appropriate accounting for the change in terms. Your explanation should include your analysis of whether the present value of the cash flows under the terms of the new notes are at least 10 percent different from the present value of the remaining cash flows under the terms of the original notes as required by EITF 96-19.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Note 1 – Summary of Significant Accounting Policies

(b) Fair Value Measurements, page 7

3. You disclose that you rely on market to market valuations prepared by a third party derivative valuation firm. Please identify this third party valuation firm, or revise your disclosure to eliminate the reference to them.

Item 4 – Controls and Procedures, page 13

4. You indicated in your response to comment three from our letter dated April 25, 2008 that you will revise your disclosure to state that your disclosure controls and procedures are effective without providing any part of the definition. However, your current disclosure still provides a part of the definition. Please revise your disclosure to simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief